# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549


**Report of Foreign Private Issuer**


**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**


For the month of October 2006
Commission File Number 1-31318

# Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



# M E D I A   R E L E A S E

## Gold Fields Mails Offer Documents to Western Areas Shareholders

Johannesburg, October 30, 2006. Gold Fields Limited (Gold Fields) (NYSE: GFI; JSE: GFI; DIFX: GFI), is pleased to advise shareholders of Western Areas Limited that Gold Fields has today mailed the circular containing the offer to Western Areas Shareholders.

Gold Fields offers to acquire the entire issued share capital of Western Areas, other than those shares currently held by Gold Fields and JCI, for a consideration of 35 ordinary shares in Gold Fields for every 100 shares held in Western Areas.

The implementation of the offer is subject to approval by the competition authorities. Western Areas shareholders will be advised once approval has been obtained. The offer will remain open for a period of at least 14 days after the requisite approvals have been obtained.

Shareholders of Gold Fields are advised that a copy of the competent persons report on the development of the mining assets of Gold Fields, which is contained in the circular, has been placed on the Gold Fields website at www.goldfields.co.za.

*Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.1 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.*

ends

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

**Enquires**

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax  +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax  +27 11 484-0639
Nerina.bodasing@goldfields.co.za

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax  +1 303 796-8293
camartin@gfexpl.com

**Directors**: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, A Grigorian°, N J Holland[†] (Chief Financial Officer), J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, °Russian
**Corporate Secretary:** C Farrel

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   30 October 2006

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs